08030549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 26 2008

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Main Street
(No. and Street)

Lewiston	ID	83501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda D. Rule — 208-743-6583 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hayden & Ross, P.A.
(Name – *if individual, state last, first, middle name*)

315 S. Almon St.	Moscow	ID	83843
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/13/08

OATH OR AFFIRMATION

I, Linda D. Rule, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENISE PATTON
NOTARY PUBLIC
STATE OF IDAHO

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Certified Public Accountant on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT SERVICES, INC.
Lewiston, Idaho

TABLE OF CONTENTS

HAYDEN & ROSS, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
SINCE 1938
Jim Pilcher, CPA/PFS • Dave Jones, CPA/PFS • Brad Lewis, CPA/PFS • Cade Konen, CPA/PFS • Nathan Strong, CPA/PFS • Mark Watson, CPA

INDEPENDENT AUDITORS' REPORT

Board of Directors
Investment Services, Inc.
Lewiston, Idaho 83501

We have audited the accompanying statements of financial condition of Investment Services, Inc. (the Company) as of December 31, 2007 and 2006 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Services, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hayden & Ross, P.A.

Moscow, Idaho
February 5, 2008

315 S. Almon • P.O. Box 9043 • Moscow, Idaho 83843-1543 • 208-882-5547 • Fax 208-882-3724 • www.haydenross.com

INVESTMENT SERVICES, INC.
Lewiston, Idaho

STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash	110,059	106,484
Segregated cash	1,000	1,000
Receivable from clearing broker	5,247	3,678
Commissions receivable	474	358
Income tax deposits and refunds receivable	100	100
Deferred tax asset	1,100	1,786
Furniture, fixtures and equipment, at cost, net of accumulated depreciation of $30,020 ($28,068 in 2006)	4,949	5,555
Prepaid expenses	2,129	2,256
TOTAL ASSETS	$ 125,058	121,217
LIABILITIES		
Accounts payable	9,538	7,339
Accrued expenses	20	20
Total liabilities	9,558	7,359
STOCKHOLDER'S EQUITY		
Common stock - $1.00 par value, 25,000 shares authorized 11,964 shares issued and outstanding	11,964	11,964
Additional paid-in capital	11,386	11,386
Retained earnings	92,150	90,508
Total stockholder's equity	115,500	113,858
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 125,058	121,217

The accompanying notes are an integral part of these financial statements.

INVESTMENT SERVICES, INC.
Lewiston, Idaho

STATEMENTS OF INCOME
For the Years Ended December 31, 2007 and 2006

		2007	2006
REVENUES:			
Commissions		133,252	119,766
Interest		3,483	3,006
Other income		35,930	880
Total revenues		172,665	123,652
EXPENSES:			
Officer's salary		40,000	20,069
Other employee compensation		16,329	14,915
Salesmen's commissions		10,881	4,722
Payroll taxes		4,594	2,955
Clearing costs		27,456	26,994
Communications		10,780	10,642
Equipment rent		1,095	1,020
Insurance		2,586	2,457
Business development		968	1,520
Publications		1,591	1,346
Regulatory fees		3,555	4,274
Occupancy		8,945	7,160
Professional fees		11,880	5,840
Office supplies and expenses		9,607	7,924
Maintenance and repairs		1,599	5,000
Temporary labor		15,749	14,427
Other operating expenses		749	153
Depreciation		1,952	2,024
Total operating expenses		170,316	133,443
INCOME (LOSS) BEFORE INCOME TAXES		2,349	(9,790)
INCOME TAX (EXPENSE) BENEFIT			
Current		(20)	(40)
Deferred		(686)	1,186
Total income tax (expense) benefit		(706)	1,146
NET INCOME (LOSS)	$	1,642	(8,644)

The accompanying notes are an integral part of these financial statements.

INVESTMENT SERVICES, INC.
Lewiston, Idaho

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2007 and 2006

	2007	2006
COMMON STOCK	11,964	11,964
ADDITIONAL PAID-IN CAPITAL	11,386	11,386
RETAINED EARNINGS, beginning of year	90,508	99,152
Net income (loss)	1,642	(8,644)
RETAINED EARNINGS, end of year	92,150	90,508
TOTAL STOCKHOLDER'S EQUITY	$ 115,500	113,858

The accompanying notes are an integral part of these financial statements.

INVESTMENT SERVICES, INC.
Lewiston, Idaho

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	1,642	(8,644)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	1,952	2,024
Deferred taxes	686	(1,186)
(Increase) decrease in operating assets:		
Receivables	(1,684)	5,115
Prepaid expense	126	(61)
Increase (decrease) in operating liabilities:		
Accounts payable	2,199	(983)
Income taxes payable		20
Net cash provided by (used in) operating activities	4,921	(3,716)
CASH FLOWS FROM INVESTING ACTIVITIES		
Furniture, fixtures, and equipment purchased	(1,346)	(993)
Net cash used in investing activities	(1,346)	(993)
NET INCREASE (DECREASE) IN CASH	3,575	(4,709)
CASH - BEGINNING OF YEAR	107,484	112,192
CASH - END OF YEAR	$ 111,059	107,484
Cash paid for income taxes	$ 20	20
Cash paid for interest	$ 0	16

The accompanying notes are an integral part of these financial statements.

INVESTMENT SERVICES, INC.
Lewiston, Idaho

NOTES TO THE FINANCIAL STATEMENTS
For the Years Ended December 31, 2007 and 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Investment Services, Inc. was incorporated on January 1, 1960, under the laws of the State of Idaho. The Company acts primarily as a broker and/or dealer in the securities market. The Company maintains its corporate and business office in Lewiston, Idaho.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash equivalents – For purposes of the statement of cash flows, the Company considers all short-term investments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable - No allowance for doubtful accounts is recorded due to the Company's belief that all receivables are collectible.

Furniture, fixtures and equipment – Furniture, fixtures, and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes. For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

Use of estimates – Management used estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affected the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Advertising costs - Advertising costs, if any, are expensed as incurred.

NOTE 3 – CASH SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2007 and 2006, Investment Services, Inc. was exempt from Rule 15c3-3 of the Securities and Exchange Commission due to exemption under Rule (K)(2)(ii) whereby all customer transactions are cleared through another Broker-Dealer on a fully disclosed basis.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to

net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $106,748, which was $56,748 in excess of its required net capital of $50,000. The Company's net capital ratio was .0895 to 1. At December 31, 2006, the Company had net capital of $103,803, which was $53,803 in excess of its required net capital of $50,000 and the net capital ratio was .07 to 1.

NOTE 5 – RELATED PARTY RENTAL TRANSACTIONS

The Company rents its office space, an automobile, and certain office equipment from Linda Rule, who is the sole officer and stockholder of Investment Services, Inc. Such rents aggregated $0 and $0 for the years 2007 and 2006, respectively. The detail of related party transactions is as follows:

a. The Company rents its office space from the stockholder on a month-to-month arrangement at $2,400 per month or $28,800 annually plus the payment of real property tax assessments. For the year ended December 31, 2007, the lease payments have been suspended.

b. The Company has rented an automobile for 2007 and 2006 from the stockholder on a month-to-month arrangement for $7,800 annually. For the year ended December 31, 2007, the lease payments have been suspended.

c. The Company has rented certain office equipment from the stockholder on a month-to-month arrangement. The rent paid for this equipment amounted to $0 and $0 for 2007 and 2006, respectively. This equipment is being rented for $407.88 per month. For the year ended December 31, 2007, the lease payments have been suspended.

NOTE 6 – INCOME TAXES

The provisions for income tax benefits (expense) were as follows at December 31, 2007 and 2006:

	2007	2006
Current		
Federal	(949)	(1,984)
State	(861)	(1,381)
Benefit of loss carryforward	1,790	3,325
Total current (expense) benefit	(20)	(40)
Deferred		
Federal	(246)	906
State	(440)	280
Total deferred (expense) benefit	(686)	1,186
Total provision for income taxes	$ (706)	$ 1,146

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's furniture, fixtures and equipment and net operating loss carryforwards.

Investment Services, Inc. has federal net operating loss carryforwards of $11,712, which expire in 2023 and 2026 and state net operating loss carryforwards of $16,655, which expire in 2022, 2023, and 2026.

NOTE 7 – PROFIT SHARING PLAN

The Company has a qualified noncontributory profit sharing plan covering substantially all employees. The annual employer contribution to the plan is at the discretion of the Board of Directors. No contributions were authorized for the years ended December 31, 2007 and 2006.

NOTE 8 – FINANCIAL INFORMATION

Part II of the Securities and Exchange Commission's Annual Focus Report on Form X-17a-5 as of December 31, 2007, is available for examination at the office of Investment Services, Inc., or the Commissioner's regional office in Seattle, Washington.

SUPPLEMENTARY INFORMATION

INVESTMENT SERVICES, INC.
Lewiston, Idaho

SCHEDULE I - Computation of Net Capital Under Rule 15c3-1
December 31, 2007

AGGREGATE INDEBTEDNESS:		
Accounts Payable:		
Brokers & dealers		0
Customers		0
Other		9,538
Profit sharing payable		0
Income taxes payable		20
Deduct amount required and on deposit in special reserve bank account for the exclusive benefit of customers		0 *
TOTAL AGGREGATE INDEBTEDNESS	$	9,558
MINIMUM NET CAPITAL REQUIRED	$	50,000
NET CAPITAL:		
Stockholder's equity:		
Common stock		11,964
Additional paid-in-capital		11,386
Retained earnings		92,150
Total stockholder's equity		115,500
Deductions for non-allowable assets:		
Furniture, fixtures and equipment, net of depreciation		(4,949)
Clearing firm trails		(474)
Income taxes receivable		(100)
Deferred tax asset		(1,100)
Prepaid expenses		(2,129)
Total deductions for non-allowable assets		(8,752)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		106,748
HAIRCUTS:		
Certificate of Deposit - 30 Day		0
NET CAPITAL		106,748
REQUIRED NET CAPITAL		50,000
EXCESS NET CAPITAL	$	56,748
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.0895

* The Company is exempt from Rule 15c3-3 due to exemption under Rule (K)(2)(ii) whereby all customer transactions are cleared through another Broker-Dealer on a fully disclosed basis.

INVESTMENT SERVICES, INC.
Lewiston, Idaho

Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3
December 31, 2007

No computation required as of December 31, 2007, due to exemption from Rule 15c3-3 under Rule (K)(2)(ii) whereby all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

INVESTMENT SERVICES, INC.
Lewiston, Idaho

Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2007

No computation required as of December 31, 2007, due to exemption from Rule 15c3-3 under Rule (K)(2)(ii) whereby all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

INVESTMENT SERVICES, INC.
Lewiston, Idaho

SCHEDULE IV - Reconciliation of the Computation of Aggregate Indebtedness & Net Capital with that of Respondent as Filed in Part II of Form X-17A-5
December 31, 2007

Aggregate Indebtedness, as reported in Company's Part II (unaudited)		
FOCUS Report (Report filed 01/24/2008)		9,558
Correction to accounts payable		0
Aggregate Indebtedness as computed in Schedule I	$	9,558
Net Capital, as reported in Company's Part II (unaudited) FOCUS report		106,748
Increase in total assets:		
Audit adjustments to record income tax deposits		0
Audit adjustments to decrease deferred income tax asset		0
Total increase to total assets		106,748
Increase in liabilities:		
Audit adjustment to increase accounts payable		0
Audit adjustment to increase income tax payable		0
Decrease in liabilities:		
Correction to accounts payable		0
Haircuts		
Increase in haircut on certificate of deposit		0
Increase in non-allowed assets:		
Increase to income tax deposits		0
Audti adjustments to decrease deferred income tax asset		0
Total increase in non-allowed assets		0
Net Capital as computed in Schedule I	$	106,748

HAYDEN & ROSS, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

SINCE 1938

Jim Pilcher, CPA/PFS • Dave Jones, CPA/PFS • Brad Lewis, CPA/PFS • Cade Konen, CPA/PFS • Nathan Strong, CPA/PFS • Mark Watson, CPA

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c 3-3

Board of Directors
Investment Services, Inc.
Lewiston, Idaho

In planning and performing our audit of the financial statements of Investment Services, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

315 S. Almon • P.O. Box 9043 • Moscow, Idaho 83843-1543 • 208-882-5547 • Fax 208-882-3724 • www.haydenross.com

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hayden & Ross, P.A.

Moscow, Idaho
February 5, 2008

END